#507 – 1540 West 2nd Avenue

Vancouver, BC  V6J 1H2

Telephone: 604.662.7307

Facsimile:   604.662.3791

Freegold Ventures Limited

Box 10351, 888-700 West Georgia Street

Vancouver, BC, V7Y 1G5

Telephone: (604) 718-5454

Facsimile: (604) 646-2054

WESTERN STANDARD ACQUIRES FREEGOLD’S ALMADEN GOLD PROJECT

NEWS RELEASE

Vancouver, BC, Canada, – October 1, 2009 – Western Standard Metals Ltd. (TSX-V: WSM) (“Western Standard”) and Freegold Ventures Limited (TSX: ITF) (“Freegold”) are pleased to announce that further to the news release dated September 8, 2009, Western Standard has completed the acquisition of a 100% interest in Freegold’s Almaden gold project located in Idaho (the “Almaden Project”).  In consideration, Western Standard has issued:

•

4 million common shares to Freegold;

•

1 million common shares to Tiomin Resources Inc. (“Tiomin);

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a cash payment of USD$2.9M to Freegold’s secured bridge debt holder; and

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500,000 warrants exercisable at CAD$0.30 per share until September 30, 2011 to the bridge debt holder.

Tiomin which holds a secondary secured debt in the amount of US$2,329,000 over the assets of Freegold has converted approximately two-thirds of its debt into a total of 16,714,773 shares of Freegold, as a result of which Tiomin will hold 19.99% of the outstanding shares of Freegold.  Additionally, the issuance by Western Standard of 1,000,000 common shares to Tiomin reduces the debt balance to $854,974 which will be repayable, by Freegold, over a two year term and will bear an annual interest rate of 6%.  Tiomin will also have the right to nominate one member to Freegold’s Board of Directors.

The Almaden Project is located in rural western Idaho with excellent access and nearby hydro-electric power lines. The project is host to a low-sulphidation, epithermal gold deposit drilled extensively from 1978 to 1992 by a number of companies including Homestake and Amax Gold. Freegold optioned the property in 1995 and commissioned Watts, Griffis and McQuat (“WGM”) to complete a feasibility study based on additional drilling and metallurgical test work completed by Freegold. The feasibility study, completed in 1997, envisioned gold production of approximately 100,000 ounces/year over a 5-year mine life by open pit mining and heap leach extraction.

An independent NI43-101 Technical Report authored in 2006 outlined an indicated resource of 520,351 ounces (22,478,454 tonnes grading 0.72 grams/tonne) and an inferred resource of 361,477 ounces (18,133,902 tonnes grading 0.62 grams/tonne) at a cut-off grade of 0.38 grams/tonne gold. Since this estimate an additional 16,677 metres of reverse circulation and diamond drilling with the intention of upgrading the resource to the measured and indicated categories has been completed.  A revised NI43-101 Technical Report authored by Mine Development Associates will be filed later this month.

In conjunction with the exploration program, Western Standard will undertake a new resource-estimate and metallurgical test work that will form the basis of a feasibility study that examines and optimizes various production scenarios to determine the most economically viable method to extract and process the mineralization, while minimizing the effects on the environment.

The Almaden Project is subject to a 4% net proceeds royalty interest payable to underlying property owners and a net smelter returns royalty of 1% (for gold prices equal to or less than US$425/oz) or 2% (for gold prices greater than US$425/oz) payable to Royal Gold Inc.

Western Standard will initiate a drill program to explore the extension of the near surface mineralization that is open to the north and south, as well as test for deeper high-grade structurally controlled gold mineralization.  In conjunction with the exploration program, Western Standard will also undertake further metallurgical test-work that will form the basis of a feasibility study that examines and optimizes various production scenarios.

Additionally, Western Standard is pleased to announce the closing a first tranche of a non-brokered private placement of 2,684,000 Units for gross proceeds of $563,745.  Each Unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.28 until September 30, 2011.  A total of 110,000 shares were issued as a finder’s fee in this placement.  All shares issued under the placements are subject to a four month hold period, being January 30, 2010.

Upon completion of the Transaction and the private placements to finance the acquisition, Western Standard’s total issued and outstanding will be 42,968,067 million shares.

Michael Gross, M.Sc., P.Geo., Vice President Exploration of Freegold and Walter Melnyk, P.Eng., President of Western Standard are Qualified Persons as defined by National Instrument 43-101, have reviewed and approved the technical disclosure contained in this news release.

Freegold Ventures is pleased to announce that J. Kristina Walcott has been appointed President and Chief Executive Officer of the Company.

WESTERN STANDARD METALS LTD.

FREEGOLD VENTURES LIMITED

Walter Melnyk,

Kristina Walcott

President

Chief Executive Officer

For Information:

Tanuja de Silva , CFO & Director

Western Standard Metals Ltd.

Tel: (604) 718-5454

tanuja@westernstandardmetals.com

Mark Feeney, Investor Relations

Freegold Ventures Limited

Tel: (604) 786-2587

mfeeney@freegoldventures.com

This press release contains forward-looking information.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the mineral resources located at the Almaden project, progress in development of mineral properties, demand and market outlook for metals and future metal prices. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information.  These factors include the inherent risks involved in the exploration and development of mineral properties, uncertainties with respect to the receipt or timing of required permits and regulatory approvals, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The forward-looking information contained herein is given as of the date hereof and neither Western Standard nor Freegold assumes any responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.